FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on August 27, 2017 regarding the convening of the Registrant's Annual General Meeting on October 2, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD (Registrant)

	By:	/s/ Yaron Elad
Yaron Elad
VP & CFO
Dated: August 28, 2017

Elron Electronic Industries Ltd.

(the “Company”)

Re: Immediate Report on the Convening of an Annual General Meeting of the Shareholders of the
 Company and an Immediate Report in accordance with the
 Securities Regulations (Transactions between a Company and the Controlling
Shareholder thereof), 5761-2001

An immediate report is hereby made (the “Report”) in accordance with the Companies Law, 5759-1999 (the “Companies Law”), the Securities Regulations (Immediate and Periodic Reports), 5730-1970 (the “Immediate Report Regulations”), the Securities Regulations (Transactions between a Company and the Controlling Shareholder thereof), 5761-2001 (the “Controlling Shareholder Transaction Regulations”) and in accordance with the Companies Regulations (Notice and Announcement of General Meetings and Class Meetings in a Public Company and the Addition of an Issue to the Agenda), 5760-2000 (the “Notice and Announcement Regulations”), concerning the calling of an annual general meeting of the shareholders of the Company, which will be held on October 2 , 2017 at 15:00 (Israel time), in the Company’s offices at 3 Azrieli Center, the Triangular Tower, Floor 42, Tel Aviv, the agenda of which meeting shall consist of the issues described in this Report below.

1.	Issues on the Agenda and Summary of the Resolutions Proposed thereon:

1.1.
Reappointment of Eduardo Elsztain, Saul Zang, Amiram Erel and Yael Andorn (independent director) as directors of the Company for an additional term of office until the next annual general meeting of the Company and the appointment of Gerardo Tyszberowicz, who served as an alternate director[1], as a director of the Company until the next annual general meeting of the Company, all in addition to the external directors holding office at the Company.

A separate vote shall be conducted on the appointment of each one of the directors.

The aforesaid candidates for the office of directors of the Company have delivered to the Company declarations in accordance with Section 224B of the Companies Law. Pursuant to Regulation 26 of the Immediate Reports Regulations, below are details, to the best of the Company's knowledge, regarding the candidates for appointment to the office of directors:

1 On February 15, 2016, the Board of Directors resolved to appoint Mr. Gerardo Tyszberowicz and Mr. Sholem Lapidot as alternate directors for Mr. Eduardo Elsztain and Mr. Saul Zang, respectively.

Name:	Eduardo Elsztain
Argentinian Passport No.:	AAD229367
Date of Birth:	January 26, 1960
Address for Service:	108 Bolivar St. (C1006AAD) Ciudad Autonoma de Buenos Aires, Argentina
Citizenship:	Argentinian
Member of Board Committees:	No
Is the director an External Director or Independent Director?	No
Does he have Financial and Accounting, Professional or other Expertise?	No
Is the director an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	Chairman of the Board of Directors of IDB Development Corporation Ltd, Discount Investment Corporation Ltd., the Company and Property & Building Corporation Ltd.
Commencement of Term:	February 15, 2016
Education:	Economics, Universidad de Buenos Aires, Argentina (degree not completed)
Activities for the past 5 years:
Chairman of the Board of Directors of the following companies – IRSA Inversiones Y Representaciones S.A. (NYSE: IRS) , Cresud S.A.C.I.F y A (NASDAQ:CRESY) IRSA Propiedades Comerciales S.A. (NASDAQ:IRCP),  Banco Hipotecario S.A. (BASE:BHIP),  IDB Development Corporation Ltd., Discount Investment Corporation Ltd., the Company,   Property & Building Corporation Ltd.,  Dolphin Netherlands B.V., Dolphin Fund Ltd.,  Brasilagro Companhia Brasileria de Propedades Agricolas (NYSE:LND),  and Austral Gold Ltd.(ASX:AGD)

Serves on the boards of other companies:	Other companies controlled by him
Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law:
No

Name:	Saul Zang
Argentinian Passport No.:	M04533949
Date of Birth:	December 30, 1945
Address for Service:	108 Bolivar St. (C1006AAD) Ciudad Autonoma de Buenos Aires, Argentina
Citizenship:	Argentinian
Member of Board Committees:	No
Is the director an External Director or Independent Director?	No
Does he have Financial and Accounting, Professional or other Expertise?	No
Is the director an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	Serves as a director of the Board of Directors of IDB Development Corporation Ltd. and Discount Investment Corporation Ltd
Commencement of Term:	February 15, 2016
Education:	LLB, Universidad de Buenos Aires, Argentina
Activities for the past 5 years:
Partner and Founder - Zang, Begel & Vines abogados
Vice Chairman of the Board of Directors of the following companies: the Company,  IRSA Inversiones Y Representaciones S. A (NYSE: IRS),  IRSA Propiedades Comerciales S.A (NASDAQ:IRCP) and Cresud S.A.C.I.F. y A. (NASDAQ:CRESY)

Serves on the boards of other companies:	IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., Austral Gold Limited, as well as in other companies.
Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law:
No

Name:	Amiram Erel
Identification No.:	04871265
Date of birth:	April 27, 1947
Address for service of process:	10 Harimon St., Ramat Efal
Citizenship	Israeli
Member of Board Committees:	No
Is the director an External Director or Independent Director?	No
Does he have Financial and Accounting, Professional or other Expertise?	Yes
Is the director an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	The director provides consultation services to Discount Investment Corporation Ltd, an interested party in the Company.
Commencement of Term:	November 1,1999
Education:	B.Sc, Electrical Engineering, Technion – Israel Institute of Technology, Haifa.
Activities for the past 5 years:
Chairman of the Board of Directors – Cellcom Israel Ltd. (from 2005); Vice Chairman of the Board of Directors of Makhteshim Agan Industries Ltd. (from 2006, and as Chairman of the Board from January 2011 until October 2011); President and CEO of Discount Investment Corporation Ltd. from June 2001 until June 2013; Consultant to Discount Investment Corporation Ltd. from July 2014; Chairman of the Company's Board of Directors from 1999 until January 2007 (and as President from 1999 until 2001); Chairman of the Board of Directors of Netvision Ltd. from 2008 until December 2011 (and as Chief Executive Officer from March 2007 until December 2007); Chairman of the Board of Directors of Koor Industries Ltd. from September 2007 until December 2011; Director of Shufersal Ltd until 2016.

Serves on the boards of other companies:	Knafaim Holdings Ltd. and Dan Hotels Ltd.
Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law:
Yes

Name:	Gerardo Tyszberowicz
Argentinian Passport No.:	AAC885232
Date of birth:	October 1, 1980
Address for service of process:	3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv
Citizenship	Argentinian
Member of Board Committees:	No
Is the director an External Director or Independent Director?	No
Does he have Financial and Accounting, Professional or other Expertise?	No
Is the director an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	He provides advisory services to Dolphin Netherlands, the controlling shareholder (indirect) of the Company, in the framework of his services.
Commencement of Term:	Upon the date of approval by the shareholders meeting.
Education:
BA in Economics with specialization in Business at Universidad Torcuato Di Tella, Buenos Aires, Argentina and a Mercantile Expert diploma with a minor in Computer Sciences at ORT Technical School, Buenos Aires, Argentina.

Activities for the past 5 years:
Alternate Director of Shufersal Ltd., Alternate Director of the Company. Since 2015 Consultant at ECG Epstein Consulting Group Ltd. giving advisory services to Dolphin Netherlands B.V.

Previously held the following positions: Managing Director – Consultores Assets Management Ltd.
Senior advisor to Chairman of the Board of Directors of IRSA Inversiones y Representaciones S.A. (NYSE:IRS), Cresud S.A.C.I.F y A (NASDAQ:CRESY), Austral Gold Limited (ASX:AGD) and Banco Hipotecario S.A. (BASE:BHIP).

Serves on the boards of other companies:	Alternate Director of Shufersal Ltd.
Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law:
No

Name:	Yael Andorn
Identification No.:	027897958
Date of Birth:	October 3, 1970
Address for Service:	Abba Hillel 12, Ramat Gan
Citizenship:	Israeli
Member of Board Committees:	Audit Committee, Financial Statements Committee and Investment Committee
Is the director an External Director or Independent Director?	Independent Director
Does she have Financial and Accounting, Professional or other Expertise?	Yes
Is the director an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	August 29, 2016
Education:
B. A. Economics and Sociology (Hebrew University of Jerusalem), Masters of Business Administration in Finance and Accounting (Hebrew University of Jerusalem). Program for Municipal leaders and Senior Government Officials, Kennedy School, Harvard University,

Activities for the past 5 years:
Director of the Company since August 2016. Chairman of Strategy Committee of Reit Residential Real Estate Index (2016 – Current),  Director General of the Ministry of Finance (2013 -2015), Managing Partner of Viola Credit (2012-2013), Manager of the Amitim Senior Pension Funds (2005-2011), external director of Oil Refineries Ltd (2012-2013), independent director of El Al Airlines Ltd., and external director of Retalix Ltd.(2011-2013), external director of Castro since June 2017.

Serves on the boards of other companies:	No
Family member of an entity with a Personal Interest in the Company:	No
The Company considers her having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law:
Yes

For details regarding the re-appointment of Lee-Bath Nelson and Yehuda Freidenberg as well as the appointment of Benjamin Gantz, see Sections 1.2, 1.3 and 1.4 below, respectively. Ehud Rassabi will continue to serve as an external director pursuant to the Companies Law.

1.2.	Re-appointment of Ms. Lee-Bath Nelson as an external director of the Company for a term of office of three additional years commencing on October 29, 2017.

It is proposed to appoint Ms. Lee-Bath Nelson as an external director of the Company for an additional term of office of three years.

The terms and conditions of Ms. Lee-Bath Nelson’s service shall remain unchanged. According to previously adopted  resolutions of the Company, for her service as an external director of the Company and subject to approval of his appointment, Ms. Lee-Bath Nelson will be entitled to compensation and reimbursement of expenses at the maximum amounts determined with respect to compensation paid to an external director of a dual-listed company within the meaning thereof in the Reliefs for Companies Listed Abroad Regulations, namely annual compensation in the sum of NIS 115,400 and compensation per meeting in the sum of NIS 3,470, both being linked to the CPI as of the index of December 2007 (at present, annual compensation in the sum of NIS 133,232 and compensation per meeting in the sum of NIS 4,014). Insofar as the Company ceases to be a dual-listed company as aforesaid, such compensation shall remain in force until the end of the office of the Company’s external directors, whose office was approved prior to the date on which the Company ceased being a dual-listed company.

Ms. Lee-Bath Nelson’s candidacy for an additional term as an external director is proposed by the Company’s Board of Directors. Ms. Lee-Bath Nelson has accounting and financial expertise, within the definition of such term in the Companies Regulations (Conditions and Tests for Directors having Accounting and Financial Expertise and Directors having Professional Qualifications), 5766-2005.

Ms. Lee-Bath Nelson has signed a declaration in accordance with the provisions of Sections 224B and 241 of the Companies Law. Details regarding Ms. Lee-Bath Nelson pursuant to Regulation 26 of the Immediate Report Regulations are as follows:

Name:	Lee-Bath Nelson
Identification No.:	2236655-3
Date of Birth:	March 8, 1966
Address for Service:	8 HaGadna Street, Raanana Israel
Citizenship:	Israel and USA
Member of Board Committees:	Audit Committee, Financial Statements Committee, Compensation Committee and Investment Committee.
Is the director an External Director or Independent Director?	External Director
Does she have Financial and Accounting Expertise?	Yes
Is the director an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	October 29, 2014
Education:
B.A. in Computer Science, Technion-Israel Institute of Technology, Haifa, Israel; MSc. In Computer Science, Technion-Israel Institute of Technology, Haifa, Israel;  Ph.D. in Finance, Graduate School of Business, Stanford University, CA.

Activities for the past 5 years:
Since 2013—Co-Founder, VP Marketing and BD, Make it LEO, Raanana; From 2011 to 2013 Corporate Director Business Development, Orbotech, Yavne; From 2005 to 2010 General Partner, Plenus Venture Lending, Herzeliya; External Director of the Company since October 2014.

Serves on the boards of other companies:	Make it LEO; Tomor Ltd. and Sygnia (formerly Team8 Consulting Ltd.)
Family member of an entity with a Personal Interest in the Company:	No
The Company considers her having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law:
Yes

1.3.	Re-appointment of Mr. Yehuda Freidenberg as an external director of the Company for a term of office of three additional years commencing on October 29, 2017.

It is proposed to appoint Mr. Yehuda Freidenberg as an external director of the Company for an additional term of office of three years.

The terms and conditions of Mr. Yehuda Freidenberg’s service shall remain unchanged. According to previously adopted  resolutions of the Company, for his service as an external director of the Company and subject to approval of his appointment, Mr. Yehuda Freidenberg will be entitled to compensation and reimbursement of expenses at the maximum amounts determined with respect to compensation paid to an external director of a dual-listed company within the meaning thereof in the Reliefs for Companies Listed Abroad Regulations, namely annual compensation in the sum of NIS 115,400 and compensation per meeting in the sum of NIS 3,470, both being linked to the CPI as of the index of December 2007 (at present, annual compensation in the sum of NIS 133,232 and compensation per meeting in the sum of NIS 4,014). Insofar as the Company ceases to be a dual-listed company as aforesaid, such compensation shall remain in force until the end of the office of the Company’s external directors, whose office was approved prior to the date on which the Company ceased being a dual-listed company.

Mr. Yehuda Freidenberg’s candidacy for an additional term as an external director is proposed by the Company’s Board of Directors. Mr. Yehuda Freidenberg has accounting and financial expertise, within the definition of such term in the Companies Regulations (Conditions and Tests for Directors having Accounting and Financial Expertise and Directors having Professional Qualifications), 5766-2005.

Mr. Yehuda Freidenberg has signed a declaration in accordance with the provisions of Sections 224B and 241 of the Companies Law. Details regarding Mr. Yehuda Freidenberg pursuant to Regulation 26 of the Immediate Report Regulations are as follows:

Name:	Yehuda Freidenberg
Identification No.:	00002659-1
Date of Birth:	October 28, 1941
Address for Service:	5 Yaara Street, Ramat Gan, Israel
Citizenship:	Israeli
Member of Board Committees:	Audit Committee , Financial Statements Committee, Compensation Committee, Investment Committee
Is the director an External Director or Independent Director?	External Director
Does he have Financial and Accounting Expertise?	Yes
Is the director an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	October 29, 2014
Education:
B.A, Economics and Mathematics from the Hebrew University in Jerusalem, Israel (Cum Laude); M.A. in Economics from the University of Chicago, USA; Ph.D. in Economics from the University of Chicago, Illinois, USA; M.A in Philosophy from the University of Bar Ilan, C.P.A. Israel.

Activities for the past 5 years:
External director of the Company; Accountant and Financial Consultant.
Served as a director of Alon Fuel Company for Israel Lt.,  Dor Alon Energy in Israel (1988) Ltd; Dor Alon Retail Management Ltd.; Mega Retail Ltd.

Serves on the boards of other companies:	None
Family member of an entity with a Personal Interest in the Company:	No
The Company considers his having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law:
Yes

1.4.	Appointment of Mr. Benjamin Gantz as an external director of the Company for a term of office of three years commencing on approval of the shareholders.

It is proposed to appoint Mr. Benjamin Gantz as an external director of the Company for a term of office of three years.
The terms and conditions of Mr. Benjamin Gantz's service shall be identical to those of the other external directors. According to previously adopted resolutions of the Company, for his service as an external director of the Company and subject to approval of his appointment,  Benjamin Gantz will be entitled to compensation and reimbursement of expenses at the maximum amounts determined with respect to compensation paid to an external director of a dual-listed company within the meaning thereof in the Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Foreign Stock Exchange), 5760-2000 (the "Reliefs for Companies Listed Abroad Regulations"), namely annual compensation in the sum of NIS 115,400 and compensation per meeting in the sum of NIS3,470, both being linked to the Consumer Price Index (CPI) as of the index of December 2007 (at present, annual compensation in the sum of NIS133,232 and compensation per meeting in the sum of NIS 4,014). Insofar as the Company ceases to be a dual-listed company as aforesaid, such compensation shall remain in force until the end of the office of the Company's external directors, whose office was approved prior to the date on which the Company ceased being a dual-listed company.

Mr. Benjamin Gantz’s candidacy for as an external director is proposed by the Company’s Board of Directors. Mr. Benjamin Gantz has professional expertise, within the definition of such term in the Companies Regulations (Conditions and Tests for Directors having Accounting and Financial Expertise and Directors having Professional Qualifications), 5766-2005.

The director nominated for the appointment has signed a declaration in accordance with the provisions of Sections 224B and 241 of the Companies Law.

Details regarding Mr. Benjamin Gantz pursuant to Regulation 26 of the Immediate Report Regulations are as follows: .

Name:	Benjamin Gantz
Identification No.:	055941108
Date of Birth:	June 9,1959
Address for Service:	9 Tallalim, Rosh Haayin
Citizenship:	Israeli
Member of Board Committees:	Audit Committee , Financial Statements Committee, Compensation Committee, Investment Committee
Is the director an External Director or Independent Director?	External Director
Does he have Financial and Accounting Expertise?	No
Is the director an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	Upon approval of the shareholders meeting
Education:	B. A. History Tel Aviv University, Masters of Degree in Political Science from the University of Haifa; Masters degree in National Resource Management from NDU University, USA
Activities for the past 5 years:
Chief of Staff of the Israeli Defense Forces until 2015; Chairman of the Board of Directors of Fifth Dimension, member of the Board of Directors of the companies detailed below, strategic partner in GetSat, business activity and consulting for various companies, engaging in social activities

Serves on the boards of other companies:	Fifth Dimension (Chairman), Amot Investments Ltd. and Sig
Family member of an entity with a Personal Interest in the Company:	No
The Company considers his having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law:
No

1.5.
Re-appointment of the accounting firm of Kesselman & Kesselman (PwC), as the Company’s sole auditors, for an additional term until the next annual general meeting of the Company, and authorization of the Board of Directors of the Company and the Audit Committee, as required, to determine their fees as auditors.

For further details regarding this resolution, see Part B of this Report below.

1.6.	Report to the general meeting regarding the auditors’ fees in 2016. No resolution is required on this issue.

1.7.	Discussion of the annual periodic reports of the Company for 2016. No resolution is required on this issue.

1.8.
Approval of the continuation of the Company’s engagement with I.D.B. Development Corporation. Ltd. (“IDB”), an indirect controlling shareholder of the Company, in an arrangement whereby the Company receives technical assistance and related support services for the Company’s computer systems from IDB’s support center (the “Support Center”), for a three-year period as of August 8, 2017. Such engagement is a transaction in which the controlling shareholder of the Company has a personal interest, as specified in this Report.

For further details regarding this resolution, which are required according to the Controlling Shareholder Transaction Regulations, see Part C of this Report below.

2.	Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the meeting, in accordance with Section 182 of the Companies Law, is the end of the trading day on Tel Aviv Stock Exchange Ltd. (TASE) occurring on September 4, 2017 (the "Record Date"). In the event that no trading is carried out on the Record Date, the Record Date shall be the last trading day preceding such date.

3.	Legal Quorum and Adjourned Meeting

A legal quorum shall be constituted upon the presence, in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within 30 minutes of the time scheduled for the opening of the Meeting. If a legal quorum is not present at the general meeting 30 minutes after the time scheduled for commencement of the meeting, the general meeting shall be adjourned to the same day the following week, at the same time and location. If no legal quorum is present at the adjourned meeting 30 minutes after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present in person or by proxy, shall constitute legal quorum.

4.	Required Majority

4.1.
The majority required for adoption of the proposed resolutions specified in Sections 1.1 and 1.5 is a majority of the shareholders who may vote and are participating in the vote, in person or by proxy (including via voting card) or by means of the electronic voting system.

4.2.
The majority required for adoption of the proposed resolutions specified in Sections 1.2, 1.3 and 1.4 is a majority of the shareholders who may vote and are participating in the vote, in person or by proxy (including via voting card), provided that one of the following is fulfilled:

(1)
The count of the majority votes at the general meeting shall include a majority of all of the votes of shareholders who are neither controlling shareholders of the Company nor have a personal interest in the approval of the appointment, other than personal interest that does not result from relations with the controlling shareholder, who participate in the vote. The count of the total of votes of such shareholders shall exclude the abstaining votes;

(2)	The total of dissenting votes from among the shareholders specified in Subsection (1) above shall not exceed a rate of two percent of all of the voting rights in the Company.

4.3.
The majority required for adoption of the proposed resolution specified in Section 1.8 of this Report is a majority of the shareholders who may vote and are participating in the vote, in person or by proxy (including via voting card), provided that  one of the following is fulfilled:

(1)
The count of the majority votes at the general meeting shall include a majority of all of the votes of the shareholders who do not have a personal interest in in the approval of the aforesaid resolution, who participate in the vote. The count of all of the votes of such shareholders shall exclude the abstaining votes.

(2)	The total of dissenting votes from among the shareholders specified in Subsection (1) above shall not exceed a rate of two percent (2%) of all of the voting rights in the Company.

5.	Manner of Voting

5.1.
A shareholder of the Company may participate and vote in the meeting in person, may appoint a proxy who will be able to participate in the general meeting and vote on his behalf (in accordance with the provisions of the Company’s articles of association), or he may vote by means of the electronic voting system.

5.2.
It is required that a document appointing a proxy (the "Letter of Appointment"), as well as the original power of attorney by virtue of which the Letter of Appointment was signed (if any), be deposited with the Company's registered office at least 48 hours before the time scheduled for the meeting. The Letter of Appointment shall also state the full names of the principal and his proxy, as appearing at the Registrar of Companies or on the identity card (as applicable), their number with the Registrar of Companies or their identification numbers (as applicable), and the place of their incorporation or their passport country (as applicable).

5.3.
In accordance with the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at General Meetings), 5760-2000 (the “Voting Regulations”), a shareholder to whose credit a share is registered with a TASE member and such share is included among the shares registered in the shareholders register in the name of the transfer agent, who wishes to vote at the meeting, will provide the Company confirmation of his ownership of the share on the Record Date, which may be received from the TASE member with which his right to the share is registered, as required by the said regulations

6.	Confirmation of Ownership and Proxy Card

6.1.
A shareholder whose shares are registered with a TASE member is entitled to receive confirmation of ownership from the TASE member by which he holds his shares, at a branch of the TASE member or by postal delivery to his address, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account. According to the Voting Regulations, an electronic message approved under Section 44K5 of the Securities Law which concerns the data of users of the electronic voting system – is deemed a confirmation of ownership for every shareholder included therein.

6.2.
In addition, shareholders of the Company whose shares are registered with American Stock Transfer ("AST") only, whether registered in their name or held through a U.S. broker, may vote at the meeting by sending AST or the broker by which the shares are held (as applicable) a proxy card, the English form of which  is attached as Annex A hereto and will be posted by the Company on the Company's website and which will be sent to the aforesaid shareholders. Only such shareholders will vote in accordance with the instructions specified in the proxy card. The proxy card must be delivered to AST no later than 48 hours before the time of convening of the meeting.

7.	Voting by means of Voting Cards and Position Statements

7.1.
A shareholder may vote at the meeting on the proposed resolutions on the agenda by a voting card as specified below. The language of the voting card and position statements in respect of the meeting are available on the distribution website of the Israel Securities Authority (ISA) at https://www.magna.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the voting card and the position statements.

7.2.
A TASE member will send, free of charge, via e-mail, a link to the language of the voting card and the position statements on the ISA’s distribution website to every shareholder who is not registered in the Company’s shareholders register and whose shares are registered with the TASE member, unless the shareholder shall have notified such TASE member that he is not interested therein, provided that the notice shall have been given with respect to a specific securities account and on a date preceding the Record Date.

7.3.	The vote shall be indicated on the second part of the voting card, as posted on the aforesaid distribution website of the ISA.

7.4.
The (non-electronic) voting card of an unregistered shareholder will be delivered to the Company together with the ownership confirmation, such that the voting card will reach the Company's registered office no later than four hours before the time at which the meeting is convened (i.e. – no later than October 2, 2017 at 11:00).

7.5.
A shareholder who is registered in the shareholders register will deliver the voting card to the Company together with a photocopy of an identity card or a photocopy of his passport or a photocopy of the incorporation certificate, such that the voting card will reach the Company's registered office no later than six hours before the time at which the general meeting is convened (i.e. – by October 2, 2017 at 9:00).

7.6.	A shareholder participating in a vote on a resolution on the agenda shall furnish the required details as specified in Section 10 below, insofar as the provisions of the section are relevant to him.

8.	Voting by means of the Electronic Voting System

8.1.	A shareholder may vote on the resolutions on the agenda also via a voting card to be transmitted through the electronic voting system, as defined in the Voting Regulations (the “E-Voting Card”).

8.2.
A shareholder to whose credit a share is registered with a TASE member is entitled to receive from the TASE member an identifying number and an access code as well as additional information with respect to the meeting, and - after a secured identification process - will be able to vote through the electronic voting system. A shareholder voting via an E-Voting Card is not required to furnish the Company with a confirmation of ownership in the manner specified above.

8.3.
The E-Voting Card will be available for voting at the end of the Record Date. Voting by means of the electronic voting system will end 6 hours before the time of the meeting (i.e., on i.e. – by October 2, 2017 at 9:00), at which time the electronic voting system will be locked.

8.4.
An electronic vote may be modified or revoked until the electronic voting system is locked and will not be alterable by means of the electronic voting system thereafter. If a shareholder votes by more than one means, his later vote shall be counted. For this purpose, the vote of a shareholder in person or by proxy shall be deemed later to a vote via an E-Voting Card.

9.	Position Statements and the Response of the Board of Directors

9.1.	The last date for the delivery of position statements to the Company is up to ten days before the date of the meeting.

9.2.
The last date for the delivery of the Board of Directors’ response to position statements, if and insofar as shareholders’ position statements are submitted and the Board of Directors chooses to submit its response to such position statements, shall be no later than five days before the date of the meeting.

10.	Notice of Personal Interest

10.1.
According to Section 276 of the Companies Law, a shareholder participating in the vote regarding the proposed resolutions specified in Sections 1.2, 1.3, 1.4 and 1.8, whether in person or by proxy, will notify the Company before voting at the meeting, or – if the vote is via voting card – on the voting card by indicating on Part B of the voting card, in the space designated therefor, whether or not he is deemed a controlling shareholder of the Company and/or has a personal interest in the approval of the resolutions on the agenda of the meeting, and will describe the relevant connection. The vote of a shareholder who fails to indicate the existence or absence of personal interest and/or his being a controlling shareholder of the Company (or indicates that he has personal interest but fails to specify the nature thereof), shall not be counted.

10.2.
Furthermore, according to the Voting Regulations and according to the ISA Directive of November 30, 2011 regarding disclosure of the  voting manner of interested parties, senior officers and institutional bodies at meetings (the “Directive”), an interested party, a senior officer and an institutional investor (the “Voters”), as defined in the Regulations and in the Directive, voting at the meeting on the proposed resolutions specified in Sections 1.2, 1.3, 1.4 and 1.8 of the agenda, will provide the Company, in the context of their vote, with the details required under Regulation 36D(d) of the Immediate Report Regulations and Section 2(b) of the Directive, and if voting by proxy, the Voter or the proxy shall also provide the details with respect to the proxy. In addition, details will be given with respect to any relation between the Voter or the proxy (who has no personal interest) and the Company or any of the controlling shareholders, including employment relations, business relations etc., while specifying the nature thereof.

11.	Inspection of documents

A copy of this Report, the language of the proposed resolutions and the statements of the candidates for the office of directors are available for inspection at the Company’s offices at 3 Azrieli Center (Triangular Tower, Floor 42), Tel Aviv, after prior coordination with the Company's secretariat, by telephone: +972-3-6075555, Sundays through Thursdays (excluding holiday eves and holidays), between the hours 9:00 and 16:00, until the date of convening of the meeting, and also on the distribution website and on the TASE website.

In addition, the language of the English translation of this Report will also be available on the SEC’s distribution website at: http://www.sec.gov.

Part B – Further Details regarding Resolution No. 1.5 on the Agenda
 –Reappointment of the Kesselman & Kesselman (PwC) Accounting Firm as the
 Company’s Auditors

12.	As of the date of the Report, the accounting firm of Kesselman & Kesselman (PwC) and the accounting firm of Kost, Forer, Gabbay & Kasierer jointly serve as the Company’s auditors.

13.
It is proposed to appoint the accounting firm of Kesselman & Kesselman (PwC)  as the Company's sole auditors, until the end of the next annual general meeting of the Company, and to authorize the Board of Directors of the Company and the Audit Committee, as required, to determine their fees as auditors.

14.
After the accounting firm of Kost, Forer, Gabbay & Kasierer was afforded the opportunity to state its position before the Company's Audit Committee convened on August 10, 2017, and following a discussion of the matter by the Audit Committee, the Company's Audit Committee has decided to recommend to the Company's shareholders meeting to approve this resolution on the agenda, out of a desire for a fresh perspective in the audit work conducted for the Company (Kesselman & Kesselman (PwC) has served as joint auditor of the Company since February 27, 2017), and following the Audit Committee examined the professional considerations and was impressed with the professionalism of Kesselman & Kesselman (PwC) in its work with the Company over the course of the past year. The work with Kesselman & Kesselman (PwC) will be efficient for the Company in terms of work procedures and the regulation related to fact that the IDB group (IDB and other companies in the IDB group are audited by PWC) is controlled by corporations traded in Argentina and in the U.S. (which are also audited by PwC).

15.
The Board of Directors of the Company, in its meeting of August 27, 2017, accepted the recommendations of the Audit Committee and decided to present the issue on the agenda for approval by the Company’s general meeting.

16.	To the Company’s best knowledge, the auditors’ fees for the audit work are not expected to exceed the fees paid to the auditors for 2016 pursuant to the aforesaid appointment.

17.
It is noted that non-renewal of the appointment of Kost, Forer, Gabbay & Kasierer was carried out in consent of and coordination with the firm, and that the firm has notified that it waived its right to state its position before the Audit Committee and before the general meeting of the Company.

Part C – Details required under the Controlling Shareholder Transaction
 Regulations – the Company’s Engagement with IDB in an Arrangement to
 Obtain Support Center Services

18.	Concise description of the engagement and the main terms and conditions thereof

18.1.
On July 21, 2010, the Company’s general meeting approved the Company’s engagement in an arrangement with IDB, whereby the Company would receive technical assistance and related support services for the Company’s computer systems from IDB’s support center (the “Support Center”), in consideration for the Company's pro-rata participation in the direct expenses incurred in the operation and maintenance of the Support Center (the “Engagement for Receipt of Support Services”).

18.2.
On October 29, 2014, following approval by the Company’s Board of Directors and the Company’s Audit Committee, the Company’s general meeting approved the continuation of the Engagement for Receipt of Support Services for three additional years, from August 8, 2014 to August 7, 2017. For further details with respect to such approval, see the Company’s immediate report of September 22, 2014 (Reference No.: 2014-01-162975).

18.3.	In light of the foregoing, it is proposed to approve the continuation of the Engagement for Receipt of Support Services for three additional years, from August 8, 2017 to August 7, 2020.

19.	Main terms and conditions of the engagement

19.1.
Term of engagement – The engagement shall be in force and effect under law until August 7, 2020. However, either party may terminate the engagement at any time by written notice to the other party at least 60 days in advance.

19.2.
Type of expenses borne by the Company – The Company shall bear its share in the direct costs involved in the operation and maintenance of the Support Center and actually expended by IDB, including, among others, the cost of use of telecommunication lines, the cost of use of software, the cost of hardware purchases, the cost of lease of the premises of the Support Center and payments related to the lease, and also the cost of the salary of the Information Systems & Support Center Manager in a full-time position (the “Costs of the Support Center”).

19.3.	Service Provider on behalf of the controlling shareholder – The service providers on behalf of IDB are IDB’s IT people, headed by Information Systems & Support Center Manager, Mr. David Partesana.

19.4.
Manner of calculation of the consideration to be paid by the Company –  The amount the Company shall pay IDB for every quarter shall be determined according to the ratio between the number of computer work stations at the Company (including the Company’s subsidiary, RDC Rafael Development Corporation Ltd. (“RDC”), in which the Company holds 50.1% of the capital and of the voting rights, insofar as it receives support services as aforesaid), which receive the services of the Support Center as aforesaid, and the total of computer work stations of IDB, companies of the IDB group and other companies, which receive the services of the Support Center, out of the total of actual Costs of the Support Center, and all in the same quarter (the “Participation Amount”). The Company shall pay the Participation Amount, plus V.A.T.as required by law, within 30 days of the issuance of an invoice by IDB to the Company for such quarter.

19.5.
Insofar as RDC receives support services as aforesaid, RDC shall repay the Company RDC’s share in the Participation Amount, according to the ratio between the number of computer work stations at the Company and the number of computer work stations at RDC that receive the Support Center’s services as aforesaid.

19.6.
The sum of the Company's expense in respect of the contribution to the Costs of the Support Center in 2016 amounted to approx. NIS 148 thousand plus V.A.T. For details with respect to the Company's costs in respect of support services prior to receipt thereof from IDB, see Section  26.1.2 below.

20.	Manner in which consideration was determined

The sum the Company shall pay IDB for receipt of the services of the Support Center will be according to the ratio between the number of computer work stations at the Company and the computer work stations at the offices of companies of the IDB group and other companies that receive the services of the Support Center.

The services of the Support Center are continuously required throughout the term of the engagement and require special skills and knowledge in this area, as required of a public company of the Company's type. For details with respect to the fairness and reasonableness of the consideration in view of the receipt of an estimate on behalf of an IT consultant and comparison with the sum of the consideration paid prior to the engagement with IDB, see Sections 26.1 and 26. 2 below.

21.	Names of the controlling shareholders who have a personal interest in the resolution and the nature of their personal interest

To the best of the Company's knowledge, the following may be deemed as controlling shareholders who have a personal interest (within the meaning of such terms in the Companies Law) in the approval of the resolution set forth in Section 1.8 above:

21.1.
Discount Investment Corp. Ltd (“DIC”) is deemed a controlling shareholder of the Company, by virtue of DIC’s holdings, as of the date of this Report, of 50.32% of the Company’s issued share capital and of the voting rights at the Company. DIC is a public company whose shares are listed on TASE, and it holds a personal interest in the transaction due to its being a company controlled by IDB.

21.2.	IDB is deemed an indirect controlling shareholder of the Company, by virtue of IDB's control of DIC. IDB holds a personal interest in the approval of the transaction due to its being a party thereto.

21.3.
As the Company has been informed, the controlling shareholder in IDB Development as of the date hereof is Mr. Eduardo Elsztain who holds the Company's shares through the following companies controlled by him: Dolphin Netherlands B.V., Dolphin Fund Ltd. and Inversiones Financieras Del Sur S.A. ("IFISSA") (jointly hereinafter: the "the Controlling Shareholder Group"). The Controlling Shareholder Group hold directly approximately 100% of the issued share capital and the voting rights in IDBD as follows: Dolphin Fund – 0.02%; Dolphin Netherlands – 68.28%; IFISSA – 31.72%.

22.	Names of directors who participated in the discussions of the Audit Committee and of the Board of Directors

22.1.
Participants in the resolution of the Audit Committee of August 10, 2017 to extend the Engagement for Receipt of Support Services were Messrs. Ehud Rassabi (external director and chairman of the committee), Lee-Bath Nelson (external director), Yehuda Freidenberg (external director) and Yael Andorn (independent director).

22.2.
Participants in the resolution of the Board of Directors of August 27, 2017 to extend the Engagement for Receipt of Support Services were Messrs. Ehud Rassabi (external director), Yehuda Freidenberg (external director) and Yael Andorn (independent director).

23.	Names of directors who have a personal interest and the nature of their personal interest

The following directors may be deemed, for the sake of prudence, as having a personal interest in the approval of the resolution on the subject matter in Section 1.8 above: Eduardo Elsztain, Saul Zang and Amiram Erel, as well as the alternate directors Sholem Lapidot and Gerardo Tyszberowicz. The personal interest of Messrs. Eduardo Elsztain, Saul Zang and of alternate directors Sholem Lapidot and Gerardo Tyszberowicz in the approval of the aforesaid resolution derives from their service as directors and/or officers and/or them being interested parties in IDB and/or in DIC. Mr. Ami Erel has declared a personal interest for the sake of caution due to the fact that he provides services to DIC

24.	Approvals required for the engagement and the conditions set for the performance of the transaction

24.1.
The resolution on the subject matter described in Section 1.8 has been approved by the Company's Audit Committee and by the Company's Board of Directors. The Audit Committee and the Board of Directors have confirmed that the aforesaid engagement does not include a distribution, as defined in the Companies Law.

24.2.	The aforesaid resolutions require approval by the Company's general meeting, which has been convened as specified in this Report.

25.
Details of transactions of the engagement's type or transactions similar to the engagement, between the Company and the controlling shareholder, or in which the controlling shareholder had a personal interest in the past two years, and their aggregate cost to the Company

25.1.
As aforesaid, on October 29, 2014, following approval by the Company’s Board of Directors and the Company’ Audit Committee, the Company’s general meeting approved the continuation of the Engagement for Receipt of Support Services with IDB for three additional years, from August 8, 2014 to August 7, 2017.

25.2.
In May 2009, the Company engaged for the first time with DIC, the controlling shareholder of the Company, in a services agreement, whereby the Company received from DIC management and administration services including the services of CEO, CFO, controller, general counsel, company secretary, junior employees and administration employees. The term of the services agreement was extended twice, in 2012 and in 2015, for three years each time. On February 27, 2017, following approval by the Company's Board of Directors and the Company' Audit Committee, the general meeting of the Company decided to terminate the Company's engagement with DIC in the services agreement. For further details, see the immediate report of February 16, 2017 (Reference No.: 2017-01-016902).

25.3.
On June 24, 2015, following approval by the Company’s Board of Directors and the Company’ Audit Committee, the Company’s general meeting approved the Company’s engagement in a D&O insurance policy as of July 1, 2015 through Clal Insurance Company Ltd., and also pre-approved the Company’s engagement in such insurance policy after the expiration of this period, by way of extension of the current policy and/or by means of purchasing new policies, up to a term of three years as of the date of commencement of the first insurance period, which shall apply to the directors and officers, as serving at the Company and at the group from time to time, including officers who are controlling shareholders and their relatives. For further details, see the Company’s immediate report of May 17, 2015 (Reference No.: 2015-01-021075).

25.4.
It is noted, for the sake of prudence, that on June 30, 2015, the Audit Committee approved the exercise of an option with Canit Hashalom Investments Ltd. (hereinafter in this section: the “Lessor”), in an agreement for the lease of areas on the 42nd Floor of Azrieli Towers, for an additional period of five years. Although it is an independent and separate engagement between the Company and the Lessor, for the sake of caution and in view of the existence of additional engagements between IDB group and the Lessor, the matter was presented for approval by the Audit Committee, which determined that the aforesaid engagement is not an extraordinary transaction and that it serves the Company’s best interests and is fair and reasonable. For further details with respect to this engagement, see Section 8.1F of Regulation 22 of Part D of the Company’s Periodic Report for 2016 released on March 21, 2017 (Reference No.: 2017-01-026928).

25.5.
It is further noted, for the sake of caution, that the Company pays director compensation for the service of directors from among the controlling shareholders and/or who are employees and/or officers of IDB and/or DIC.

26.	Reasons of the Audit Committee and Board of Directors for approval of the engagement contemplated in the Report

The Company’s Audit Committee and Board of Directors have unanimously approved the engagement for the reasons summarized below:

26.1.	The Company’s Audit Committee and Board of Directors noted the following comparative data:

26.1.1.
The sum of the Company’s expense since the commencement of the engagement with IDB averages approximately NIS119 thousand plus VAT per year (the sum of the Company’s expense in 2016 totaled NIS148 thousand plus VAT), in addition to an average expense of approximately NIS120 thousand plus VAT per year, which the Company directly paid an external provider for the Company’s computer work stations and their maintenance.

26.1.2.
In 2008, prior to the Company’s engagement with IDB for the receipt of support services, the Company employed a full-time employee who provided the support services for the Company’s computer systems, and the Company also received computer from external service providers. The cost of the computer services to the Company in 2008 (including the employment cost of the aforesaid employee and the cost of the external services), prior to the commencement of the engagement with IDB, totaled approximately NIS544 thousand (excluding VAT).

26.2.
Prior to the approval of the engagement by the Audit Committee and by the Company's Board of Directors, the Audit Committee was presented with an estimate by an expert in this field, whereby the cost of independently receiving support services from another provider or the employment of employees in the field (according to a specification similar to the one currently received by the Company) would be higher than the cost the Company pays IDB. In view of the fact that the practical alternatives are receipt of the services in the framework of IDB's computer services or the independent receipt of services from another provider, the Audit Committee has found that under such circumstances, there is no point in conducting a competitive process beyond the aforementioned examination, as it was not possible to receive the services in the current specification except at a higher cost than the cost paid by the Company to IDB. The Audit Committee and the Board of Directors are of the opinion that the engagement and its terms, including the consideration determined for the provision of the Support Center's services, are fair and reasonable in the circumstances, and constitute a cost savings for the Company considering the relevant alternatives.

26.3.
As an internal matter of the Company, the Company’s Audit Committee decided, when approving the Engagement for Receipt of Support Services, that if the Participation Amount for a certain year exceeds a total of NIS200,000 (linked to the CPI, according to the Index known on the date of approval of the Engagement for Receipt of Support Services by the shareholders meeting), the Company’s Audit Committee shall be convened as soon as possible, in order for it to be apprised thereof and consider the potential alternatives available to the Company at such time and other relevant circumstances. In the event that the Company’s Audit Committee decides that under the circumstances it is appropriate for the Company to discontinue the use of the Support Center’s services, the Company shall notify IDB as soon as possible thereafter of the termination of the Engagement for Receipt of Support Services.

26.4.	The engagement allows the Company to preserve its current computer arrangement system, which has been supporting the Company’s needs in the past 8 years in an optimal manner.

26.5.	Furthermore, the receipt of support services from another provider at this time would involve considerable switching costs and higher current costs.

26.6.	The engagement allows for the receipt of a service that includes a high security standard and optimal availability, as required by a public company of the Company’s type.

26.7.	The engagement is in the Company’s best interests and the consideration is fair and reasonable.

26.8.	The approval of the engagement does not constitute a distribution, within the meaning thereof in the Companies Law.

The following annexes are attached hereto:

Annex A - Proxy Card

Sincerely, Elron Electronic Industries Ltd.

Identity of signatories of the Report on behalf of the Company and their title:

Ari Bronstein, CEO

Yaron Elad, CFO

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 2, 2017

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on September 4, 2017 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on October 2 , 2017, at 15:00 (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here ☒	.

1.
Proposal No. 1-  To re-elect the following directors for an additional term of office as directors of the Company until the Company’s next annual general meeting and to elect Gerardo Tyszberowicz, who served as an alternate director of the Company, as a director of the Company until the Company’s next annual general meeting, in addition to the external directors who hold office.

a.	Eduardo Elsztain

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

b.	Saul Zang

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

c.	Amiram Erel

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

d.	Gerardo Tyszberowicz

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

e.	Yael Andorn

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

2.	Proposal No. 2 – Re-appointment of Ms. Lee-Bath Nelson as an external director of the Company for a term of office of three additional years commencing on October 29, 2017.

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

3.	Proposal No. 3 – Re-appointment of Mr. Yehuda Freidenberg as an external director of the Company for a term of office of three additional years commencing on October 29, 2017.

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

4.	Proposal No. 4 - Appointment of Mr. Benjamin Gantz as an external director of the Company for a term of office of three years commencing on the date of approval of the shareholders meeting.

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

5.
Proposal No. 5 - Re-appointment of accounting firm of Kesselman & Kesselman (PwC), as the Company’s sole auditors for an additional term until the Company’s next annual general meeting and authorization of the Company’s audit committee and board of directors, as required, to determine their auditing fees.

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

6.
Approval of the continuation of the Company’s engagement with I.D.B. Development Corporation. Ltd. (“IDB”), an indirect controlling shareholder of the Company, in an arrangement whereby the Company receives technical assistance and related support services for the Company’s computer systems from IDB’s support center, for a three-year period as of August 8, 2017

❑ FOR          ❑ AGAINST           ❑ ABSTAIN

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON".

❑ YES	❑ NO

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN PROPOSAL No 2.

❑ YES	❑ NO

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN PROPOSAL No 3.

❑ YES	❑ NO

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN PROPOSAL No 4.

❑ YES	❑ NO

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN PROPOSAL No 6.

❑ YES	❑ NO

If your response to any of the above questions is YES, please provide details:

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you are a "controlling person" and whether or not you have a personal interest in resolutions no. 2, 3, 4 and 6 described above, and if so, to provide the necessary details in connection therewith.

The term "personal interest" includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" AND WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTION DESCRIBED IN PROPOSAL NO. 2, 3, 4 AND 6.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2017

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.